VF 8-29-03

SD 9/12/03



03051727

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden hours per response... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52751

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FN: 1st Global Wealth Care, Inc.
NN: 1st Global Ventures, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8150 North Central Expressway, Suite M-1000
(No. and Street)

Dallas (City) TX (State) 75206 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED AUG 28 2003 WASH. DC 167

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd. (Address) Dallas (City) TX (State) 75244 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen A. Batman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1st Global Ventures, Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NATALIE MCKEEVER
Notary Public
State of Texas
My Commission Expires
March 6, 2007

Signature

Chairman & CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

1st Global Ventures, Inc.

(A Development Stage Company)

Report Pursuant to Rule 17a-5(d)

For the Year Ended June 30, 2003

1st Global Ventures, Inc.

(A Development Stage Company)

Contents



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

Board of Directors
1st Global Ventures, Inc.

We have audited the accompanying statement of financial condition of 1st Global Ventures, Inc. (a development stage company) as of June 30, 2003, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 12, 2000) to June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st Global Ventures, Inc. as of June 30, 2003 and the results of its operations and its cash flows for the years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 12, 2000) to June 30, 2003 in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CHESHIER & FULLER, L.L.P.

Dallas, Texas
July 21, 2003

1st Global Ventures, Inc.
(A Development Stage Company)
Statement of Financial Condition
June 30, 2003

ASSETS

Cash	$ 18,096
Receivable from Parent	27
	$ 18,123

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$ -0-
Stockholder's equity	
Common stock - $.01 par, 100,000 shares authorized, 100 shares issued and outstanding	1
Paid-in capital	24,999
Deficit accumulated during the development stage	(6,877)
Total Stockholder's Equity	18,123
	$ 18,123

The accompanying notes are an integral part of these financial statements.

1st Global Ventures, Inc.
(A Development Stage Company)
Statements of Income (Loss)
For the Years Ended June 30, 2003, 2002 and 2001 and For the Period from Inception (June 12, 2000) to June 30, 2003

	For the Year Ended June 30, 2003	For the Year Ended June 30, 2002	For the Year Ended June 30, 2001	For the Period From Inception (June 12, 2000) to June 30, 2003
Revenue				
Other revenue	$ --	$ 15,000	$ --	$ 15,000
Total revenues	--	15,000	--	15,000
Expenses				
Regulatory fees and expense	6,547	7,339	8,367	22,253
Other expenses	120	--	210	330
Total expenses	6,667	7,339	8,577	22,583
Net income (loss) before income taxes	(6,667)	7,661	(8,577)	(7,583)
Federal income tax (expense) benefit	2,266	(2,600)	1,040	706
Net Income (Loss)	$ (4,401)	$ 5,061	$ (7,537)	$ (6,877)

The accompanying notes are an integral part of these financial statements.

1st Global Ventures, Inc.
(A Development Stage Company)
Statement of Changes in Stockholder's Equity
For the Period from Inception (June 12, 2000) to June 30, 2003

	Common Stock		Additional	Deficit Accumulated in the	
	Number of Shares	Amount	Paid-in Capital	Development Stage	Total
Inception, June 12, 2000	-0-	$ -0-	$ -0-	$ -0-	$ -0-
Sale of capital stock	100	1	999		1,000
Contribution of capital			24,000		24,000
Net loss				(7,537)	(7,537)
Balance, June 30, 2001	100	1	24,999	(7,537)	17,463
Net income				5,061	5,061
Balance, June 30, 2002	100	1	24,999	(2,476)	22,524
Net (loss)				(4,401)	(4,401)
Balance, June 30, 2003	100	$ 1	$ 24,999	$ (6,877)	$ 18,123

The accompanying notes are an integral part of these financial statements.

1st Global Ventures, Inc.
(A Development Stage Company)
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Period from Inception (June 12, 2000)
to June 30, 2003

Inception, June 12, 2000	$ -0-
Increases	-0-
Decreases	-0-
Balance, June 30, 2001	-0-
Increases	-0-
Decreases	-0-
Balance, June 30, 2002	-0-
Increase	-0-
Decrease	-0-
Balance, June 30, 2003	$ -0-

The accompanying notes are an integral part of these financial statements.

1st Global Ventures, Inc.
(A Development Stage Company)
Statement of Cash Flows
For the Years Ended June 30, 2003, 2002 and 2001 and
For the Period from Inception (June 12, 2000)
to June 30, 2003

	For the Year Ended June 30, 2003	For the Year Ended June 30, 2002	For the Year Ended June 30, 2001	For the Period From Inception (June 12, 2000) to June 30, 2003
Cash flows from operating activities				
Net income (loss)	$ (4,401)	$ 5,061	$ (7,537)	$ (6,877)
Change in assets and liabilities:				
Decrease (increase) in receivable from Parent	(27)	1,040	(1,040)	(27)
Increase (decrease) in accounts payable	--	(79)	79	--
Increase (decrease) in payable to Parent	(1,560)	1,560	--	--
Net cash provided (used) by operating activities	(5,988)	7,582	(8,498)	(6,904)
Cash flows from investing activities				
Net cash provided (used) by investing activities	--	--	--	--
Cash flows from financing activities				
Sale of common stock	--	--	25,000	25,000
Net cash provided (used) by financing activities	--	--	25,000	25,000
Net increase (decrease) in cash	(5,988)	7,582	16,502	$ 18,096
Cash at beginning of year	24,084	16,502	--	
Cash at end of year	$ 18,096	$ 24,084	$ 16,502	
Supplemental Disclosures				
Cash paid for:				
Interest	$ -0-	$ -0-	$ -0-	
Income taxes	$ -0-	$ -0-	$ -0-	

The accompanying notes are an integral part of these financial statements.

Note 1 - General Information and Summary of Significant Accounting Policies

The Company is a wholly owned subsidiary of 1st Global, Inc. (Parent).

1st Global Ventures, Inc. ("the Company") was formed February 24, 2000 and commenced business on June 12, 2000. The Company became effective as a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) on January 18, 2001. The Company operates under SEC Rule 15c3-3(k)(2)(i). The Company is a Texas corporation.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2003, the Company had net capital of approximately $18,096 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent. There are no material book and tax differences. At June 30, 2003, the amount receivable from Parent for income taxes was $27.

Note 4 - Related Party Transactions

The Company is a member of a group of affiliated companies and has extensive transactions and relationships with members of the group. Essentially all operating costs and expenses of the group are incurred by an affiliate. The Company paid the affiliate $0 during the period from inception (June 12, 2000) to June 30, 2003.

The Company received a management fee of $15,000 from the affiliate during the year ended June 30, 2002.

Note 5 - Possession or Control Requirement

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(i).

Note 6 - Development Stage Operations

The Company is a development stage company since it has not commenced operations as of June 30, 2003. The Company's activities during the years ended June 30, 2003, 2002 and 2001 were directed toward maintaining its status as a registered broker/dealer in securities. The Company's intention is to sell securities products in the near future.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

June 30, 2003

Schedule I

1st Global Ventures, Inc.
(A Development Stage Company)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2003

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$ 18,123
Add:	
Other allowable credits	-0-
Total capital and allowable credits	18,123
Less:	
Non allowable assets	(27)
Net capital before haircuts on securities positions	18,096
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):	-0-
Net capital	$ 18,096

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Total aggregate indebtedness	$ -0-

Schedule I (continued)

1st Global Ventures, Inc.
(A Development Stage Company)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ -0-
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 13,096
Excess net capital at 1000%	$ 18,096
Ratio: Aggregate indebtedness to net capital	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

1st Global Ventures, Inc.

(A Development Stage Company)
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2003

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i).

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended June 30, 2003



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
1st Global Ventures, Inc.

In planning and performing our audit of the financial statements of 1st Global Ventures, Inc. for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CHESHIER & FULLER, L.L.P.

Dallas, Texas
July 21, 2003